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                                                                     EXHIBIT 77C

SHAREHOLDER MEETING RESULTS
(UNAUDITED)

COLUMBIA VARIABLE PORTFOLIO - MONEY MARKET FUND
SPECIAL MEETING OF SHAREHOLDERS HELD ON FEBRUARY 27, 2013

At a Joint Special Meeting of Shareholders held on February 27, 2013 (the "Meeting"), shareholders of the Fund approved an Agreement and Plan of Reorganization pursuant to which the Fund will transfer its assets to Columbia Variable Portfolio - Cash Management Fund (the "Acquiring Fund") in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Fund's liabilities. The votes cast for or against as well as the number of abstentions and broker non-votes as to the proposal are set forth below. A vote is based on total dollar interest in the Fund as of the record date for the Meeting.

        VOTES FOR     VOTES AGAINST     ABSTENTIONS     BROKER NON-VOTES
        ---------     -------------     -----------     ----------------
        61,509,102      2,198,985        3,438,900             0